FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of :  September, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated September 9, 2003, relating to the appointment of Mr. Juan Gallardo as a Director of Lafarge.

Page 1 of 4 Total Pages

Euronext: LG, NYSE: LR	PRESS RELEASE Paris, September 9, 2003

Juan Gallardo is co-opted to serve

as a Director of Lafarge

Juan Gallardo was co-opted to serve as a Director of Lafarge by the Board of Directors in its meeting chaired by Bertrand Collomb on September 3, 2003.

Juan Gallardo is a prominent leader of Mexican and international business. He is Chairman of the board of GEUSA (Grupo Embotelladoras Unidas, S.A. de C.V), a major Mexican bottling company and has several other corporate responsibilities. In his role as Chairman of the Mexican trade organisation, he has been at the forefront of efforts to build the North American Free Trade Market (NAFTA) and the Free Trade Agreement with the European Union. He has been a member of the International Advisory Council of Lafarge since 1996.

This appointment will be ratified at the next Annual General Meeting on May 25, 2004. He replaces Richard Haythornthwaite in this position.

Bertrand Collomb, Chairman of the Board of Lafarge, said “we are pleased to welcome Juan Gallardo as a Director of Lafarge. His leading role in international business development, his broad experience of management and his knowledge of our Group will be a valuable asset.”

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:

Véronique Doux: (+33) 1 44 34 19 47	James Palmer: (+33) 1 44 34 11 26
veronique.doux@lafarge.com	james.palmer@lafarge.com

Brunswick	Danièle Daouphars: (+33) 1 44 34 11 51
Rurik Ingram 44-20-7404 5959	daniele.daouphars@lafarge.com
ringram@brunswickgroup.com

Page 2 of 4 Total Pages

Profile

Juan Gallardo

Juan Gallardo, aged 56, is Chairman of the Board of GEUSA (Grupo Embotelladoras Unidas, S.A. de C.V) a major Mexican bottling company which has a joint venture with PepsiCo.

In addition, Juan Gallardo is Chairman of the Board of The Mexico Fund, the first Mexican investment fund, registered on Wall Street and The First Mexico Income Fund. Juan Gallardo is Vice Chairman of Home Mart de Mexico, S.A de C.V., a retail trade company.

He is also a Member of the Board of the following companies: Nacional de Drogas, the largest distributor of pharmaceuticals in Mexico; Intercon, a diversified holding company and Grupo Mexico, Mexico’s largest mining and railroad transportation group. He also sits on the International Advisory Council of Textron, Inc. and has been a member of the Board of Directors of Caterpillar, Inc. since 1997.

His achievements have led Juan Gallardo to be regarded as a leading figure within the Mexican and international business communities. He is a member of the Consejo Mexicano de Hombres de Negocios, the Mexican counterpart of the U.S. Business Round Table. Juan Gallardo is Vice Chairman of the Mexican Chapter of the Consejo Empresario de America Latina (CEAL) the leading Latin-American private sector organization.

In June 1990, the Mexican business community chose him to be the Coordinator of COECE, a special ad-hoc alliance of all Mexican private sector organisations formed to promote expanded trade between Mexico, the United States and Canada, and the rest of the world, particularly in the context of the North American Free Trade Agreement (NAFTA), and the Free Trade Agreement with the European Union. Created under the auspices of the Consejo Coordinador Empresarial – the main coordinating body in the Mexican business community – COECE functions as the private sector advisory structure to the Mexican government on issues related to free trade agreements. Mr. Gallardo served in this capacity for over 12 years.

After completing his French Baccalaureat, Juan Gallardo was awarded a degree in law at the Escuela Libre de Derecho.

September 2003

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 9, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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